

Live Pacha, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Live Pacha, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matters
As discussed in Note 9, the 2022 financial statements have been restated to correct a misstatement related to the Company's right of use asset and equity issuances. Our report is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 10, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	131,389	113,339
Accounts Receivable	102,254	11,880
Other Receivable	39,665	-
Prepaid Expenses	3,075	22,335
Inventory	246,256	36,546
Total Current Assets	522,639	184,100
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	859,096	32,893
Right of Use Asset - Operating Lease, net of Accumulated Amortization	985,500	1,220,176
Security Deposits	16,500	16,500
Total Non-Current Assets	1,861,096	1,269,569
TOTAL ASSETS	2,383,735	1,453,669
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	320,724	106,148
Equipment Financing - Current Portion	56,314	-
Convertible Note - Current Portion	6,165	-
Revenue-based Financing	180,321	-
Deferred Revenue	35,565	28,339
Sales Tax Payable	1,479	-
Short-term Lease Liability - Operating Lease	240,127	226,534
Total Current Liabilities	840,696	361,021
Long-term Liabilities		
Equipment Financing	286,536	-
Convertible Note	192,866	-
Long-term Lease Liability - Operating Lease	766,181	1,006,307
Total Long-Term Liabilities	1,245,582	1,006,307
TOTAL LIABILITIES	2,086,278	1,367,329
EQUITY		
Members' Capital, net of Offering Costs	2,871,153	1,543,751
Accumulated Deficit	(2,573,696)	(1,457,411)
Total Equity	297,457	86,340
TOTAL LIABILITIES AND EQUITY	2,383,735	1,453,669

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	2,085,137	352,647
Cost of Revenue	2,135,146	676,481
Gross Profit	(50,009)	(323,834)
Operating Expenses		
Advertising and Marketing	586,313	113,160
General and Administrative	162,931	138,380
Equity-based Compensation - Related Party	123,500	123,500
Commission Fees and Sales Expenses	138,863	126,081
Depreciation	32,442	1,517
Total Operating Expenses	1,044,048	502,638
Operating Income (loss)	(1,094,057)	(826,472)
Other Income		
Interest Income	-	-
Other	39,034	5,835
Total Other Income	39,034	5,835
Other Expense		
Interest Expense	26,292	-
Loss on Sale of Revenue	15,750	-
Loss on Disposal of Assets	13,993	-
Other	5,227	-
Total Other Expense	61,262	-
Earnings Before Income Taxes	(1,116,285)	(820,637)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(1,116,285)	(820,637)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,116,285)	(820,637)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	32,442	1,517
Equity-based Compensation Expense	190,325	432,876
Operating Lease Expense	8,143	12,665
Loss on Disposal of Assets	25,826	-
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses	214,576	98,116
Inventory	(209,710)	26,887
Accounts Receivable	(90,375)	7,645
Other Receivable	(39,665)	-
Prepaid Expenses	19,260	(22,078)
Sales Tax Payable	1,479	-
Deferred Revenue	7,226	28,339
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	159,528	585,967
Net Cash provided by (used in) Operating Activities	(956,758)	(234,671)
INVESTING ACTIVITIES		
Equipment	(798,377)	(17,847)
Leasehold Improvements	(86,094)	-
Net Cash provided by (used by) Investing Activities	(884,471)	(17,847)
FINANCING ACTIVITIES		
Issuance of Common Units	482,222	54,996
Issuance of Preferred Units	706,594	-
Less Offering Costs	(51,738)	-
Proceeds from Equipment Financing	419,980	-
Payments on Equipment Financing	(77,130)	-
Proceeds from Revenue-based Financing	190,750	-
Payments on Revenue-based Financing	(10,429)	-
Proceeds from Convertible Note	200,000	-
Payments on Convertible Note	(969)	-
Net Cash provided by (used in) Financing Activities	1,859,280	54,996
Cash at the beginning of period	113,339	310,861
Net Cash increase (decrease) for period	18,051	(197,522)
Cash at end of period	131,389	113,339

Statement of Changes in Member Equity

	Common Units		Preferred Units		Accumulated Adjustments	Accumulated Deficit	Total Member Equity
	# of Units	$ Amount	# of Units	$ Amount			
Beginning Balance at 1/1/2022	651,050	1,055,879	-	-	-	(636,774)	419,105
Capital Contributions	9,166	54,996	-	-	-	-	54,996
Equity-based Compensation Expense	72,146	432,876	-	-	-	-	432,876
Net Income (Loss)	-	-	-	-	-	(820,637)	(820,637)
Ending Balance 12/31/2022	732,362	1,543,751	-	-	-	(1,457,411)	86,340
Capital Contributions	80,370	482,222	117,766	706,594	-	-	1,188,816
Equity-based Compensation Expense	31,721	190,325	-	-	-	-	190,325
Offering Costs	-	-	-	(51,738)	-	-	(51,738)
Net Income (Loss)	-	-	-	-	-	(1,116,285)	(1,116,285)
Prior Period Adjustment	-	-	-	-	-	-	-
Ending Balance 12/31/2023	844,453	2,216,298	117,766	654,856	-	(2,573,697)	297,457

Live Pacha, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Live Pacha, LLC ("the Company") was formed in California on June 4th, 2020. The Company earns revenue manufacturing and selling bread to grocery stores and direct-to-consumers throughout the United States. The Company's headquarters is in Vista, CA. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital and capital for equipment purchases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its packaged bread product. When selling Direct-to-Consumer, payment is made prior to shipping the product. When selling to Wholesale, the customer pays Net 15. When selling to Distributors, the customer pays Net 30 with 2% Net 10, meaning that the customer is given a 2% discount for paying within 10 days. Revenue is recognized at the time of shipment. All shipping revenue is separately billed and strictly related to the Company's Direct-to-Consumer income. Under ASC 605-45, these shipping charges must be reported as revenue, and netting them against their corresponding shipping fees within cost of revenue is not permitted. The Company's performance obligation in relation to this revenue is the arrangement of shipping services to be provided to the customer. Revenue is recognized at the time of shipment at which point performance obligations become satisfied. A summary of the Company's revenue by each segment is provided below:

Revenue Type	2023	2022
Direct to Consumer	1,093,537	192,346
Distributors	338,945	40,815
Wholesale	27,977	26,093
Shipping	624,678	93,393
Grand Total	2,085,137	352,647

In 2023 and 2022, the Company had respective deferred revenues of $35,565 and $28,339 due to a short delay between the time cash was received and when the Company shipped products directly to consumers; any deferred amount is cleared each week.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5 - 15	834,724	(24,427)	(29,546)	780,750
Grand Total	-	834,724	(24,427)	(29,546)	780,750

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivable

In December 2023, the Company's credit card incurred a fraudulent charge in the amount of $39,665 which was ultimately refunded in February 2024.

Inventory

The Company's inventory consists of finished goods, ingredients, baking pans, and packaging materials. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is provided below:

Inventory Type	2023	2022
Finished Goods	98,975	7,727
Ingredients	63,750	12,333
Baking Pans	25,078	16,487
Packaging Materials	58,453	-
Grand Total	246,256	36,546

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In June 2020, the Company's management approved and instituted a Sweat Equity Plan ("the Plan") for the purposes of issuing equity to the Company's members and managers in lieu of wages. Common Units are issued on a monthly basis utilizing the total hours of services provided by a member or manager during the applicable period, and dividing that amount by the value of one membership unit established by the most-recent equity financing event, which has ranged from $0.50 at the time of this Plan's inception, to $6.00 as of December 31, 2023. Furthermore, these units vest immediately upon issuance. The Company incurred total equity-based compensation expense of $190,325 and $432,876 as of December 31, 2023 and 2022, respectively. These figures are inclusive of the equity-based compensation expense incurred for the Company's leased commercial space (please see "Note 4" for further information).

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Common Units issued as compensation:

	Nonvested Shares		Weighted Average Fair Value
Nonvested shares, January 1, 2022	-	$	-
Granted	72,146	$	6.00
Vested	(72,146)	$	6.00
Forfeited	-	$	-
Nonvested shares, December 31, 2022	-	$	-
Granted	31,721	$	6.00
Vested	(31,721)	$	6.00
Forfeited	-	$	-
Nonvested shares, December 31, 2023	-	$	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2023 and 2022, the Company's CEO and shareholder received compensation of $78,000 in both years in the form of equity issuances. This equates to 13,000 Common Units each year based on their value of $6.00 per unit (please see "Equity Based Compensation" note for further information).

In 2023 and 2022, the Company's Director of Marketing and shareholder received compensation of $45,500 in both years in the form of equity issuances. This equates to 7,583 Common Units each year based on their value of $6.00 per unit (please see "Equity Based Compensation" note for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments. According to this accounting standard, the effective date for private companies is the fiscal year starting after December 15, 2021; therefore, the Company's initial application date for its operating lease is January 1, 2022.

In July 2021, the Company entered into an operating lease agreement for approximately 10,000 square feet of commercial space. The lease commenced in September 2021 and will terminate in October 2024. The lease agreement called for a security deposit of $16,500 and monthly payments that shall escalate over the life of the lease from $16,500 to $17,261 during the final 12 months of the initial term. A flat fee of $5,400 for operating expenses is included in addition to these escalating monthly payments. The Company's management intends to exercise its three (3) one-year extensions that will commence in September 2024 with escalating monthly payments starting at $17,757 and ending at $18,838 during the final 12 months till the third extension's termination date in October 2027. The fixed monthly operating expense of $5,400 will remain in effect during these extended periods. Because the leased facility is entirely associated with the production of the Company's product, all lease payments have been included within Cost of Revenue on the Statement of Operations as of both year ends. A summary of the Company's operating lease is provided below:

Lease expense	Year Ending December 31, 2023
Operating lease expense	552,430
Other Information	
Operating cash flows from operating leases	531,623
ROU assets obtained in exchange for new operating lease liabilities	1,446,605
Weighted-average remaining lease term in years for operating leases	3.83
Weighted-average discount rate for operating leases	3.75%
Maturity Analysis	Operating
2024-12	272,927
2025-12	278,950
2026-12	285,376
2027-12	242,380
2028-12	-
Thereafter	-
Total undiscounted cash flows	1,079,633
Less: present value discount	(73,325)
Total lease liabilities	1,006,307

Furthermore, from November 2021 through March 2023, the Company paid for these monthly lease payments via the issuance of Common Units at a value of $6.00 per membership unit, which was established by the most-recent equity financing event (please see "Equity Based Compensation" note for further information). Pursuant to these lease payments, the Company incurred total equity-based compensation expense of $66,825 and $263,925 in 2023 and 2022, respectively, which equates to the corresponding issuance of 11,138 and 43,988 Common Units.

Leasehold Improvements

In 2023, the Company made leasehold improvements to its commercial space in the total amount of $86,094. Such improvements are depreciated over the lesser of (i) a 15-year period, or (ii) the remaining term of the lease period. Because the Company's management intends to exercise its three (3) one-year extensions terminating in October 2027, these leasehold improvements are being depreciated over a period of 4 years. A summary of the Company's leasehold improvements is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold Improvements	4	86,094	(7,748)	-	78,346
Grand Total	**-**	**86,094**	**(7,748)**	**-**	**78,346**

NOTE 5 – LIABILITIES AND DEBT

Convertible Note – In October 2023, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 10.00%. The Company is to make monthly payments of principal and interest until this note's maturity in 15 years. Prior to maturity, the holder has the right to convert this note into the Company's Common Units by taking the outstanding principal balance plus any accrued and unpaid interest, and dividing it by the lower of (i) $6 per membership unit, and (ii) the price-per-unit of the most recent equity financing event. Such a conversion will automatically occur during a change of control event. The Company has remained current on all monthly payments, resulting in no accrued interest and a total ending balance of $199,031 as of December 31, 2023. The holder has yet to exercise any rights of conversion.

Revenue-based Financing – In December 2023, the Company entered into a working capital loan agreement for $175,000 with a fixed fee of $15,750 and remittance rate of 14.00% applied towards applicable receivables until a total of $190,750 is repaid. This loan is secured by the Company's sales receivables and has an expected maturity date within 289 days. The total ending balance of this loan was $180,321 as of December 31, 2023.

Equipment Financing – Throughout 2023, the Company entered into multiple loan agreements for the purposes of financing its purchase of various equipment. The total initial principal balance was $419,729 with interest rates ranging from 8.75% - 15.75%, and maturity dates within 3 – 6 years from the respective effective dates. These loans are secured by the financed equipment, and the Company remained current on all monthly payments resulting in a total ending balance of $342,850 as of December 31, 2023.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Note	199,031	10.00%	2038	6,165	192,866	199,031	-
Revenue-based Financing	180,321	N/A	2024	180,321	-	180,321	-
Equipment Financing	342,850	8.75% - 15.75%	2026 - 2029	56,314	286,536	342,850	-
Total				**242,800**	**479,402**	**722,202**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	242,800
2025	69,962
2026	75,786
2027	83,479
2028	71,473
Thereafter	178,702

NOTE 6 – EQUITY

The Company is a multi-member LLC with two classes of ownership interest: Common and Preferred Units. Profits and losses are allocated to members in accordance with the Operating Agreement.

The Company has authorized 2,000,000 Common Units with its most recent price of $6.00 per unit. A total of 844,452 and 732,362 units were issued and outstanding as of December 31, 2023 and 2022, respectively.

Voting: Holders of Common Units are entitled to one vote per unit.

Dividends: Holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 of Preferred Units with its most recent price of $6.00 per unit. A total of 117,766 and 0 units were issued and outstanding as of December 31, 2023 and 2022, respectively.

Voting: Holders of Preferred Units are entitled to one vote per unit.

Dividends: Holders of Preferred Units are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation Preference: In the event of any liquidation or sale of the Company, the holders of Preferred Units are entitled to receive the full amount of their original investment prior to, and in preference to, any distribution to the holders of Common Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2024, the date these financial statements were available to be issued.

Throughout 2024, the Company issued 54,446 Common Units in exchange for capital contributions of $347,511.

Please see "Other Receivable" note regarding the removal of a fraudulent charge from the Company's credit card account.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the period under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RESTATEMENT

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. ASC 842 became effective for entities such as the Company in fiscal years beginning after December 15, 2021; therefore, the Statement of Financial Position for the year ended December 31, 2022 has been restated to include its Right of Use Asset involving the leased commercial space disclosed in Note 4.

Furthermore, the ending balance of the Company's Members' Capital account has been increased to include total capital contributions and equity-based compensation expense of $208,583 previously incurred as of December 31, 2021. The impact of the corrections is provided below:

Statement of Financial Position		
	Year Ended December 31, 2022	
	Restated	As Originally Reported
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,339	113,339
Accounts Receivable	11,880	11,880
Prepaid Expenses	22,335	22,335
Inventory	36,546	36,546
Total Current Assets	184,100	184,100
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	32,893	32,893
Right of Use Asset - Operating Lease, net of Accumulated Amortization	1,220,176	-
Security Deposits	16,500	16,500
Total Non-Current Assets	1,269,569	49,393
TOTAL ASSETS	1,453,669	233,492
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,148	106,148
Deferred Revenue	28,339	28,339
Short-term Lease Liability - Operating Lease	226,534	-
Total Current Liabilities	361,021	134,488
Long-term Liabilities		
Long-term Lease Liability - Operating Lease	1,006,307	-
Total Long-Term Liabilities	1,006,307	-
TOTAL LIABILITIES	1,367,329	134,488
EQUITY		
Members' Capital	1,543,751	1,335,242
Accumulated Deficit	(1,457,411)	(1,236,237)
Total Equity	86,340	99,005
TOTAL LIABILITIES AND EQUITY	1,453,669	233,492

Statement of Changes in Member Equity (Restated)

	Common Units		Accumulated Adjustments	Accumulated Deficit	Total Member Equity
	# of Units	$ Amount			
Beginning Balance at 1/1/2022	651,050	1,055,879	-	(636,774)	419,105
Capital Contributions	9,166	54,996	-	-	54,996
Equity-based Compensation Expense	72,146	432,876	-	-	432,876
Net Income (Loss)	-	-	-	(820,637)	(820,637)
Ending Balance 12/31/2022	732,362	1,543,751	-	(1,457,411)	86,340

Statement of Changes in Member Equity (As Originally Reported)

	Members' Capital	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
	$ Amount			
Beginning Balance at 1/1/2022	847,296	-	(428,191)	419,105
Capital Contributions	487,791	-	-	487,791
Net Income (Loss)	-	-	(808,046)	(808,046)
Ending Balance 12/31/2022	1,335,087	-	(1,236,237)	98,850

NOTE 10 – RISKS AND UNCERTAINTIES

Concentration by Segment

The Company operates exclusively in the consumer food industry and operates in three (3) segments: US Retail, Distribution, and Wholesale. Exclusive of the Company's shipping income, these segments accounted for approximately the following corresponding percentages of total revenues as of December 31, 2023 and 2022, respectively: 52% and 55%; 16% and 12%; 1% and 7%.

Supplier Concentration

Supplier concentration risk refers to the potential vulnerability an entity faces when there is a high level of dependence upon a limited number of suppliers for its goods, raw materials, or services. A change in suppliers may lead to operational disruption and a possible loss of sales. The Company currently sources all of its buckwheat, the primary ingredient used in its product, from 1 mill and 5 farms. The mill sources buckwheat from multiple farms through the US Midwest. The Company is working with two sources and is contracting out its buckwheat each year to ensure that it has an adequate supply of this key ingredient. The Company's management continues to monitor this concentration and believes there is no immediate risk of production instability.